UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Angela A. Korch
Executive Vice President and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

Re: Vail Resorts, Inc.
Form 10-K for Fiscal Year Ended July 31, 2025
File No. 001-09614

Dear Angela A. Korch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Measures, page 53

1. Your calculation of Total Reported EBITDA excludes items other than interest, taxes, depreciation and amortization. Similarly, your calculation of free cash flow on page 107 of your March 2026 Investors' Conference presentation differs from free cash flow as typically calculated. Please consider revising the titles of these measures to make clear they are further adjusted. See guidance in Non-GAAP CFI (formerly C&DI) 103.01 and 100.05.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services